

B. Wayne "BW" Barkley

(Innovator) · 2nd

Co-Founder and Chief Operating Officer at Knowledge as a Service, Inc. (KaaS)

Talks about #saas, #startups, #crowdfunding, #behaviorchange, and #entrepreneruship

Wichita, Kansas Metropolitan Area ·

Contact info

Knowledge as a Service, Inc. (KaaS)

University of Hard Knocks (and various private...

2,230 followers · 500+ connections



1 mutual connection: Archie (Archil) Cheishvili

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About

Growing up in an entrepreneurial family is why I was fixated on having my own businesses... so like Walt Disney, I left Kansas for California to make my mark as an entrepreneur in the entertainment field. I quickly met Hollywood pr ... see more

Experience

Knowledge as a Service, Inc. (KaaS)
2 yrs 7 mos

Co-Founder and Chief Operating Officer
Full-time
Jun 2021 – Present · 3 mos
Wichita, Kansas Metropolitan Area




Training Revolutionized

Ringorang performance enablement & behavi...

Co-Founder & Business Development
Full-time
Feb 2021 – Jun 2021 · 5 mos
Wichita, Kansas Metropolitan Area

KaaS is for Fortune 1000s.

Co-Founder & Chief Investor Relations Officer
Full-time
Feb 2019 – Feb 2021 · 2 yrs 1 mo
Nyack, New York, United States

>>> www.ringorang.com

We are jazzed to offer our DIY app Ringorang to businesses that need to achieve sustained (and measurable) le ...see more




CHALLENGE
RINGORANG SOLUTION



Education

University of Hard Knocks (and various private preparatories)
Street Smarts, Honorary Doctorate of Inventrepreneurialism (self-bestowed)
1999 – 2008
Activities and Societies: Learned how to develop marketable products for global audiences (and how to invent and protect ideas); learned how to build relationships with major players (in order to delegate and be more successful); learned how to raise private capital; learned how to launch and operate businesses (and how not to); learned how to spot 'strokes, jokes and flakes;' learned how to see the 'bigger picture' while simultaneously micro-managing; learned how to learn; learned the value of knowing what I want...

I recommend two books to anyone who has further goals to reach: Think and Grow Rich (by Napoleon Hill); The Science

of Getting Rich (by Wallace Wattles).

Skills & endorsements

Start-ups · 87

 Endorsed by **Rick Kraniak and 1 other who is highly skilled at this**

Entrepreneurship · 65

 Endorsed by **Rick Kraniak and 2 others who are highly skilled at this**

Due Diligence · 48

 Endorsed by **Madison Campbell, who is highly skilled at this**

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